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04024898

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Trans America Industries Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 10 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3480 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 5/7/04

12G Exempt
82-3480

AR/S
12-31-03

BC FORM 51-901F

QUARTERLY REPORT FOR QUARTER ENDED DECEMBER 31, 2003

Incorporated as part of:	X	**Schedule A**
	X	**Schedule B & C**

ISSUER DETAILS:

NAME OF ISSUER:	TRANS AMERICA INDUSTRIES LTD.
ISSUER ADDRESS:	300– 905 WEST PENDER STREET VANCOUVER, BC V6C 1L6
CONTACT PERSON:	JOHN K. CAMPBELL
CONTACT'S POSITION:	DIRECTOR/PRESIDENT
CONTACT TELEPHONE NUMBER:	(604)688-8042
CONTACT E-MAIL ADDRESS	tsa@marketcatalyst.com
WEBSITE ADDRESS:	N/A
FOR QUARTER ENDED:	DECEMBER 31, 2003
DATE OF REPORT:	January 29, 2004

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

JOHN K. CAMPBELL "John K. Campbell"	March 15, 2004
NAME OF DIRECTOR SIGNED (TYPED)	DATE SIGNED
JAMES J. McDOUGALL "James J. McDougall"	March 15, 2004
NAME OF DIRECTOR SIGNED (TYPED)	DATE SIGNED

TRANS AMERICA INDUSTRIES LTD.

December 31, 2003

SCHEDULE A: FINANCIAL INFORMATION

See audited financial statements attached.

SCHEDULE B: SUPPLEMENTARY INFORMATION

Item 1

Refer to the financial statements and Item 3 Schedule C for a breakdown of expenditures and costs incurred.

Item 2

Related Party Transactions:

The aggregate amount of expenditures made to parties not at arm's length from the issuer:

- $21,000 was paid during the quarter to a management company controlled by a director and as such is non arm's length. The amount includes management fees, secretarial and office services and reimbursement of direct costs.

Item 3

Summary of securities issued and options granted during the period:

(a) Securities issued during the period:

(i) 600,000 stock options were exercised @ $0.15.

(b) Options granted during the period:

600,000 incentive stock options @ $0.56 expiring December 9, 2008

Item 4

Summary of securities at the end of the reporting period:

(a) Authorized Capital Stock:

100,000,000 common shares without par value

(b) Issued Capital Stock:

19,062,143 common shares with a stated capital of $9,878,562

2

(c) Options, warrants, and convertible securities outstanding:

Options:
500,000 @ $0.25 expiring May 22, 2008
600,000 @ $0.56 expiring December 9, 2008

Warrants:
1,000,000 @ $0.30 expiring June 18, 2004
650,000 @ $0.55 expiring September 12, 2004

Convertible Securities:
Nil

(d) Shares in escrow or subject to pooling:

Nil

Item 5

List of Directors and Officers:

John K. Campbell, Director and President
David Duval, Director
James J. McDougall, Director
William Meyer, Director
Rose Yu, Secretary

SCHEDULE C: MANAGEMENT DISCUSSION

Description of Business

Items 1 and 2

Lynn Lake Gold Property, Manitoba

Trans America holds 28 Manitoba mineral claims aggregating 5,133 hectares, extending 16 kilometres along the north arm of the Lynn Lake greenstone belt. The geographical center of the Company's property is approximately 13 kilometres northwest of Lynn Lake.

Twenty-six claims were staked in January, 2003 and two additional claims were added as exploration events unfolded during the year.

A high resolution airborne geophysical survey was conduced during July and August of 2003. This survey was followed up with prospecting, trenching and rock sampling. Localized indirect-polarization programs were conducted during the fall months and during January and February of 2004. Diamond drilling commenced in March, 2004. The cost of this work is set-out in Item 1 above.

Claymore Gas and Oil Project

Trans America held a 6% interest in a 480 acre oil and gas property located in the Claymore area, Alberta. The area was pooled into a 640 acre spacing unit of which Trans America is entitled to a 5.7% revenue share subject to a 18.3% royalty. A gas well was drilled several years ago and shut-in. The well commenced production from an upper zone on December 18, 2003 at approximately 700 MCFD. It is expected that the daily production will increase to 1000 MCFD when gas is retrived from a second upper zone during the first quarter of 2004. The gas is being sold through a sale agreement with Imperial Oil Resources.

There is gas potential in an undrilled lower zone of which the Company holds a 0.675% royalty interest.

The book value of the project is $90,780. Net revenues received for December 2003 were $3,551. Subsequently Trans America has received $5,520.78 in net revenue for January 2004 production.

Other Assets

The Company continues to hold the following corporate share valued as of December 31, 2003.

Corporation	No. of Shares	Adjusted Book Value	Market Value
Atacama Minerals Corp.	1,799,800	1,076,497	1,169,870
Glencairn Gold Corp. (formerly Black Hawk Mining Inc.)	75,000	120,000	78,750
Resource Stocks Purchased by Private Placements:			
Miramar Mining Corp.	100,000	65,934	335,000
Compliance Energy Corp.	122,946	35,000	57,785
Pre-Public or Pooled:			
Rare Element Resources Ltd. (formerly Paso Rico Resources Ltd.)	293,686	175,000	64,600
Majestic Gold Corp.	1,000,000	100,000	720,000
Total:		1,572,431	2,426,005

Item 3

Operations and Financial Condition

As at the year ended December 31, 2003, the Company had cash and short term deposits on hand of $2,013,229 with a net working capital of $2,146,540. The Company is continuing to seek appropriate investments by way of equity investments in other companies or direct interests in resource properties.

For the year ended December 31, 2003, the Company's revenues of $34,053 consist of investment income on its invested cash and net gas revenue. The Company's administrative expenses aggregated $189,124 and comprised of $84,439 for management fees, secretarial services and out-of-pocket costs. $43,334 was incurred for rent, telephone, postage and supplies. The Company also recognized $378,494 in stock based compensation, which represents the fair value of stock options granted to employees and directors during the year.

The Company has no investor relations contracts. Related party transactions are disclosed in Schedule B item 2 and the financial statements. There are no lawsuits or contingent liabilities.

Item 4

There are no significant subsequent events to report.

Item 5

N/A

Item 6

The Company's cash and working capital position are as disclosed in item 3 and are sufficient for the Company's normal operating expenses anticipated to be incurred throughout the year as well as provide for the ability to make significant investments for the Company.

On behalf of the Board of Directors

"John K. Campbell"

John K. Campbell
President

TRANS AMERICA INDUSTRIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

6

MORGAN & COMPANY
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders
Trans America Industries Ltd.

We have audited the consolidated balance sheets of Trans America Industries Ltd. as at December 31, 2003 and 2002, and the consolidated statements of income and deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002, and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, Canada

January 29, 2004

"Morgan & Company"

Chartered Accountants

TRANS AMERICA INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS

	DECEMBER 31 2003	DECEMBER 31 2002
ASSETS		
Current		
Cash and short term deposits	$ **2,013,229**	$ 690,654
Accounts receivable	**90,918**	1,646
Prepaid expense	**65,421**	-
	2,169,568	692,300
Investments (Note 2)	**1,572,540**	2,633,894
Capital Assets (Note 3)	**3,456**	4,493
Oil And Gas Property (Note 4)	**90,780**	57,098
Mineral Properties And Deferred Exploration Expenditures (Note 5)	**306,665**	-
	$ **4,143,009**	$ 3,387,785
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ **23,028**	$ 3,573
SHAREHOLDERS' EQUITY		
Share Capital (Note 6)	**9,878,562**	9,171,062
Contributed Surplus	**428,497**	50,003
Deficit	**(6,187,078)**	(5,836,853)
	4,119,981	3,384,212
	$ **4,143,009**	$ 3,387,785

Approved by the Directors:

"John K. Campbell" "James J. McDougall"

TRANS AMERICA INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

	YEARS ENDED DECEMBER 31 2003	2002
Revenue		
Interest income	$ 30,502	$ 15,774
Gas sales	4,348	-
Royalties	(797)	-
	34,053	15,774
Expenses		
Depletion	640	-
Depreciation	1,038	1,313
Management and consulting fees	84,439	86,637
Office facilities and services	43,334	43,901
Oil and gas property operating expenses	2,679	2,188
Professional fees	18,388	8,061
Regulatory fees	13,369	6,919
Shareholder communication	2,970	5,338
Stock based compensation (Note 7)	378,494	-
Transfer agent	5,711	3,784
Travel and promotion	16,556	21,638
	567,618	179,779
Loss Before The Following	(533,565)	(164,005)
Currency Exchange Loss	-	(12,830)
Gain On Sale Of Investments	183,340	91,047
	183,340	78,217
Net Loss For The Year	(350,225)	(85,788)
Deficit, Beginning Of Year	(5,836,853)	(5,751,065)
Deficit, End Of Year	$ (6,187,078)	$ (5,836,853)
Basic And Diluted Earnings (Loss) Per Share	$ (0.020)	$ (0.005)
Weighted Average Number Of Shares Outstanding	17,498,992	16,312,143

TRANS AMERICA INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEARS ENDED DECEMBER 31 2003	2002
Cash Flows From Operating Activities		
Net loss for the year	**$ (350,225)**	$ (85,788)
Add (Deduct): Items not involving cash:		
Depletion	**640**	-
Depreciation	**1,038**	1,313
Stock based compensation	**378,494**	-
Gain on sale of investments	**(183,340)**	(91,047)
	(153,393)	(175,522)
Change in non-cash operating working capital items:		
Accounts receivable	**(89,273)**	51
Prepaid expense	**(65,421)**	-
Accounts payable and accrued liabilities	**19,455**	1,101
	(288,632)	(174,370)
Cash Flows From Financing Activities		
Proceeds from disposal of investments	**1,421,252**	319,063
Issue of share capital	**707,500**	-
Exploration grant	**71,104**	-
	2,199,856	319,063
Cash Flows From Investing Activities		
Capital assets	**-**	(467)
Investments	**(176,558)**	(534,300)
Oil and gas property	**(34,322)**	(3,000)
Mineral properties and deferred exploration expenditures	**(377,769)**	-
	(588,649)	(537,767)
Increase (Decrease) In Cash And Short Term Deposits	**1,322,575**	(393,074)
Cash And Short Term Deposits, Beginning Of Year	**690,654**	1,083,728
Cash And Short Term Deposits, End Of Year	**$ 2,013,229**	$ 690,654

TRANS AMERICA INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

1. SIGNIFICANT ACCOUNTING POLICIES

a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, TSA Investments Ltd. - an Alberta company.

b) Investments

Long term investments over which the Company does not exercise significant influence are carried at cost. Long term investments over which the Company has significant influence are accounted for by the equity method. Under this method the Company's proportionate share of net income or loss of the investee is recorded when earned or realized. When the Company ceases to exercise significant influence over its investments, it ceases accruing its share of the income or losses of the investee. Long term investments are written down if management believes there has been a permanent impairment in their value.

c) Foreign Currency Translation

Transactions recorded in United States dollars are translated as follows:

- monetary assets and liabilities at the rate prevailing at the balance sheet date.
- non-monetary assets and liabilities at historic rates.
- income and expenses at the average rate in effect during the year.
- exchange gains or losses are recorded in the consolidated statement of operations and deficit.

d) Capital Assets

Capital assets are stated at net book value. Depreciation is provided on a declining balance basis using the following annual rates:

Office furniture	20%
Computer equipment	30%

e) Financial Instruments

The carrying value of financial instruments not otherwise disclosed separately in the financial statements, approximate their fair values. These financial instruments include cash, short term deposits, accounts receivable, accounts payable and accrued liabilities, and their fair value approximates their carrying value, since they are short term in nature and are receivable or payable on demand.

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

f) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

g) Earnings (Loss) Per Share

The Company has adopted the new accounting standard for the calculation of loss per share which follows the "treasury stock method" in the calculation of diluted loss per share, and requires the presentation of both basic and diluted loss per share on the face of the consolidated statement of operations and deficit regardless of the materiality of the difference between them.

h) Stock Based Compensation

Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870 – "Stock Based Compensation and Other Stock Based Payments", which recommends a fair value based method of accounting for compensation costs. The Company has prospectively adopted the use of the fair value based method, therefore, all awards to employees and non-employees will be recorded at fair value on the date of grant. Any consideration paid by the option holders to purchase shares is credited to share capital.

i) Future Income Taxes

The Company has adopted the requirements of the CICA Handbook, Section 3465, whereby unused tax losses, income tax reductions and deductible temporary differences are only recognized as a future income tax benefit to the extent that these amounts will be more than likely realized.

j) Mineral Properties and Related Deferred Exploration Expenditures

The Company defers all direct exploration expenditures on mineral properties in which it has a continuing interest to be amortized over the productive period when a property reaches commercial production. On abandonment of any property, applicable accumulated deferred exploration expenditures will be written off.

1. **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

k) Oil and Gas Property

The Company follows the full cost method of accounting for its oil and gas operations whereby all costs related to the acquisition of petroleum and natural gas interests are capitalized. Such costs include land and lease acquisition costs, annual carrying charges of non-producing properties, geological and geophysical costs, costs of drilling and equipping productive and non-productive wells and direct exploration salaries and related benefits.

Depletion and depreciation of the capitalized costs are computed using the unit-of-production method based on the estimated proven reserves of oil and gas determined by independent consultants. The Company applies a ceiling test to capitalized costs to ensure that such costs do not exceed estimated future net revenues from production of proven reserves at year end market prices less future production, administrative, financing, site restoration, and income tax costs plus the lower cost or estimated market value of unproved properties.

l) Flow-Through Shares

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Share capital is reduced and the future income tax liability is increased by the estimated cost of the renounced tax deductions. Drawdowns of future income tax liabilities resulting from the timing differences on exploration expenditures renounced to investors have been credited to share capital.

2. **INVESTMENTS**

a) Long term investments comprise:

	2003	2002
Atacama Minerals Corp., at cost – 1,799,800 common shares (2002 - 3,178,800 common shares) (quoted market value $1,169,870; 2002 - $1,780,128)	**$ 1,076,497**	$ 1,928,327
Other portfolio investments, at lower of cost or written down values (quoted market value $1,256,144; 2002 - $895,609)	**496,043**	705,567
	$ 1,572,540	$ 2,633,894

TRANS AMERICA INDUSTRIES LTD.

3. CAPITAL ASSETS

	2003	2002
Office equipment	**$ 17,105**	$ 17,105
Computer equipment	**6,269**	6,269
	23,374	23,374
Less: Accumulated depreciation	**(19,918)**	(18,881)
Net book value	**$ 3,456**	$ 4,493

4. OIL AND GAS PROPERTY

The Company acquired a 5.7% well production interest in an oil and gas property located in the Claymore Area, Alberta, by incurring a 6.0% joint operating interest.

	2003			2002
	COST	DEPLETION	NET BOOK VALUE	NET BOOK VALUE
Oil and gas property	$ 91,420	$ 640	**$ 90,780**	$ 57,098

5. MINERAL PROPERTIES

During the year ended December 31, 2003, the Company paid $377,769 for staking and for preliminary exploration work on 27 mineral claims in the Lynn Lake area of Manitoba.

6. SHARE CAPITAL

a) Authorized

100,000,000 common shares without par value

6. **SHARE CAPITAL** (Continued)

b) Issued

	NUMBER OF SHARES	AMOUNT
Balance, December 31, 2002	16,312,143	$ 9,171,062
Shares issued for cash pursuant to private placements	1,650,000	542,500
Shares issued on exercise of options	1,100,000	165,000
Income tax benefits renounced with respect to flow-through shares issued	-	(94,000)
Drawdown of future income tax liabilities resulting from exploration expenditures renounced to investors	-	94,000
Balance, December 31, 2003	19,062,143	$ 9,878,562

During the year ended December 31, 2003, the Company completed a private placement of 1,000,000 units at $0.25 per unit for proceeds of $250,000. Each unit consists of one flow-through common share and one flow-through share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share at $0.30 per share to June 18, 2004.

During the year ended December 31, 2003, the Company completed a private placement of 650,000 units at $0.45 per unit for proceeds of $292,500. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share at $0.55 per share to September 12, 2004.

c) Options Outstanding

As at December 31, 2003, options were outstanding for the purchase of common shares as follows:

NUMBER OF SHARES	PRICE PER SHARE	EXPIRY DATE
500,000	$ 0.25	May 22, 2008
600,000	$ 0.56	December 9, 2008

TRANS AMERICA INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

6. SHARE CAPITAL (Continued)

c) Options Outstanding (Continued)

A summary of changes in stock options for the year ended December 31, 2003 is presented below:

	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Balance, December 31, 2002	1,100,000	$ 0.15
Granted	1,100,000	0.42
Exercised	(1,100,000)	(0.15)
Balance, December 31, 2003	1,100,000	$ 0.42

d) Share Purchase Warrants Outstanding

As at December 31, 2003, share purchase warrants were outstanding for the purchase of common shares as follows:

NUMBER OF SHARES	PRICE PER SHARE	EXPIRY DATE
1,000,000	0.30	June 24, 2004
650,000	0.55	September 12, 2004

7. STOCK BASED COMPENSATION

The Company has prospectively adopted the fair value based method for employee and non-employee awards according to the CICA Handbook Section 3870. Any consideration paid by the option holders to purchase shares is credited to share capital.

On May 22, 2003, the Company granted 500,000 stock options to a director, with an exercise price of $0.25 per share and, on December 9, 2003, the Company granted 600,000 stock options to directors and officers with an exercise price of $0.56 per share. All of these options are vested immediately. The fair value of each option granted to employees and directors has been estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free rate of 3.20%; dividend yield 0%; volatility of 131%; and 4 years of expected lives (weighted average term to maturity). The weighted average fair values of options granted as of December 31, 2003 are $0.21 and $0.46.

7. STOCK BASED COMPENSATION (Continued)

Based on the computed option values and the number of options issued to employees and directors, the Company recognized stock based compensation expense of $378,494. These amounts were also recorded as contributed surplus on the balance sheet.

8. RELATED PARTY TRANSACTION

During the year ended December 31, 2003, the Company incurred management and consulting fees which include secretarial and office services, and reimbursement of direct costs, in the amount of $84,439 (2002 - $86,637) from a company with which a director is associated.

9. INCOME TAXES

Future income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's future tax assets as of December 31 are as follows:

	2003	2002
Non-capital losses carryforwards	$ 334,000	$ 352,000
Capital losses	133,000	140,000
Resource deductions	176,000	149,000
Capital assets	4,000	3,000
Accounting value of mineral property interest in excess of tax values	(94,000)	-
	553,000	644,000
Valuation allowance	(647,000)	(644,000)
Future income tax liability	(94,000)	-
Drawdown of future income tax liability	94,000	-
	$ -	$ -

9. INCOME TAXES (Continued)

A reconciliation of the combined federal and provincial income taxes at statutory rates and the Company's effective income tax expense is as follows:

	2003	2002
Statutory tax rate	**37.62%**	39.62%
Net loss for the year	**$ (350,225)**	$ (85,788)
Income tax recovery at statutory rate	**$ (131,755)**	$ (33,989)
Capital assets	**390**	921
Depletion	**241**	-
Stock based compensation	**142,389**	-
Items not deductible for tax purposes	**(34,486)**	(18,036)
Effect on change in tax rate	**16,499**	-
Tax benefits not recognized	**6,722**	51,104
Income tax expense	**$ -**	$ -

The Company has non-capital losses of approximately $887,000, which expire over the years 2005 to 2011, and cumulative Canadian exploration and development expenses in the amount of $302,000, and cumulative Canadian oil and gas property expenses in the amount of $165,000, which can be carried forward indefinitely. No benefit has been recognized in respect of these amounts.

In connection with the issuance of flow-through shares, the Company has renounced, to the shareholders, the tax benefits associated with $250,000 in Canadian exploration expenditures incurred.

10. SUBSEQUENT EVENT

Subsequent to December 31, 2003, the Company granted 50,000 stock options with an exercise price of $0.56 for a period of five years.